Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of First United Corporation for the registration of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, a warrant to purchase its common stock and the common stock underlying the warrant, and to the incorporation by reference therein of our report dated March 9, 2006, with respect to the consolidated statements of income, shareholders’ equity, and cash flows of First United Corporation for the year ended December 31, 2005, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 27, 2009